SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 13, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian  Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   July 13, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2007 and 2006

(in Canadian Dollars)

Unaudited

Prepared by Management

Vancouver, B.C.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2007 and 2006

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheet

(Expressed in Canadian dollars)

As at May 31, 2007 and August 31, 2006

ASSETS	May 31, 2007	August 31, 2006
Current Assets	$	$
Cash and Short Term Deposits	1,424,942	3,174,549
Accounts and Other Receivables	64,334	18,824
Inventory	300,287	158,380
Prepaid Expenses	134,368	80,457
	1,923,931	3,432,210

Mineral Properties and Deferred Exploration Costs (note 3)	22,440,654	20,593,948
Equipment and Leasehold Improvements	833,606	865,809
	$25,198,191	$24,891,967

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	317,395	559,312
Current Portion of Obligations Under Capital Lease	36,232	34,625
	353,627	593,937

Obligations Under Capital Lease	89,043	121,739

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	53,738,146	51,397,278
Share Subscriptions Received	1,242,000	750,000
Contributed Surplus	177,225	134,133
Deficit	(30,401,850)	(28,105,120)
	24,755,521	24,176,291

	$25,198,191	$24,891,967

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

“James E. Sinclair”

, Director

“Norman Betts”

, Director

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

For the three and nine months ended May 31, 2007 and 2006

	Three months ended May 31		Nine months ended May 31
	2007	2006	2007	2006
	$	$	$	$
EXPENSES
Annual general meeting	24,577	35,329	75,493	94,098
Consulting and management fees	35,318	65,253	124,341	146,131
Depreciation	29,475	25,344	78,222	75,251
Directors fees	26,114	22,625	212,626	84,765
Insurance	27,249	26,595	85,342	88,613
Memberships, courses and publications	1,282	829	3,147	4,268
New property investigation costs	62,301	7,150	85,789	17,562
Office and administration	29,036	18,459	97,442	65,160
Office rentals	16,635	15,182	48,989	46,609
Press releases	6,196	51,478	33,376	69,737
Printing and mailing	583	152	29,853	34,257
Professional fees	139,882	63,766	210,566	183,123
Promotions and shareholder relations	10,490	15,540	42,864	30,270
Salaries and benefits	178,760	166,784	623,610	482,047
Stock-based compensation	42,866	-	91,654	-
Telephone and fax	4,860	5,986	14,524	16,364
Transfer agent and listing	3,736	125,430	89,069	203,173
Travel and accommodation	26,352	9,394	51,415	50,068
	665,712	655,296	1,998,322	1,691,496
OTHER EXPENSE (EARNINGS):
Write-off of mineral properties and deferred exploration and development costs	-	494,577	366,565	610,165
Gain on sale of short term investments	(43,873)	-	(54,723)	-
Interest earned, net of expense	(7,097)	(17,191)	(32,575)	(26,389)
Interest - Capital Lease	3,585	6,976	11,495	25,233
Foreign Exchange Loss (Gain)	79,246	85,726	7,646	120,440
	31,861	570,088	298,408	729,449

NET LOSS FOR THE PERIOD	697,573	1,225,384	2,296,730	2,420,945
DEFICIT, BEGINNING OF PERIOD	29,704,277	24,973,959	28,105,120	23,778,398
DEFICIT, END OF PERIOD	30,401,850	26,199,343	30,401,850	26,199,343

Basic and diluted loss per share	(0.008)	(0.014)	(0.027)	(0.028)
Weighted average shares outstanding	86,556,607	86,016,071	86,415,074	85,486,483

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

For the three and nine months ended May 31, 2007 and 2006

	Three months ended May 31		Nine months ended May 31
	2007	2006	2007	2006
	$	$	$	$
Cash provided from (used in):
Operating activities:
Loss for the period	(697,573)	(1,225,384)	(2,296,730)	(2,420,945)
Items not affecting cash:
Write-off of mineral properties	-	494,577	366,565	610,165
Depreciation	29,475	25,344	78,222	75,251
Stock-based compensation	94,909	-	274,590	-
Gain on short-term investments	(43,873)	-	(54,723)	-
	(617,062)	(705,463)	(1,632,036)	(1,735,529)

Change in non-cash working capital items:
Accounts and other receivables	(18,207)	(26,486)	(45,510)	(5,526)
Inventory	(80,056)	(34,926)	(141,907)	(126,367)
Prepaid Expenses	26,193	(38,969)	(53,911)	(65,606)
Accounts payable	102,293	(157,683)	(241,918)	(121,402)
	(586,839)	(963,527)	(2,115,322)	(2,054,430)
Investing activities:
Mineral properties and deferred exploration and development costs, net	(643,961)	(477,221)	(1,406,897)	(1,186,579)
Proceeds on sale of short term investments	143,622	-	173,472	-
Plant and Equipment (additions) disposals, net	(37,592)	3,753	(46,019)	(4,987)
	(537,931)	(473,468)	(1,279,444)	(1,191,566)
Financing Activities
Share capital issued	-	2,971,998	375,000	5,368,654
Share subscriptions received	500,000	(31,743)	1,242,000	812
Share issued for options exercised	59,250	-	59,250	-
Repayment of obligations under lease	(8,490)	(35,040)	(31,091)	(51,123)
	550,760	2,905,215	1,645,159	5,318,343

NET INCREASE (DECREASE) IN CASH	(574,010)	1,468,220	(1,749,607)	2,072,347
CASH, BEGINNING OF PERIOD	1,998,952	1,999,595	3,174,549	1,395,468
CASH, END OF PERIOD	1,424,942	3,467,815	1,424,942	3,467,815

Supplemental Information non-cash transactions: Mineral property recoveries by way of marketable securities	$ -	-	$118,750	-
Issuance of share capital for subscriptions previously received	375,000	-	750,000	-
Issuance of share capital for acquisition of mineral property acquisition	-	-	925,124

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the three and nine months ended May 31, 2007 and 2006

(in Canadian Dollars)

1.

Nature of operations

Tanzanian Royalty Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2006.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost

For the Nine Months Ended May 31, 2007 and Year Ended August 31, 2006

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya	Kanagele	Tulawaka (d)	Ushirombo	Mbogwe	Biharamulu (e)	Other	Total
Balance, August 31, 2005	$5,906,131	$3,147,878	$1,827,652	$2,793,161	$1,238,148	$1,429,503	$352,636	$788,155	$501,909	$1,754,102	$19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075
Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

Balance, August 31, 2006	$6,393,041	$4,079,789	$1,748,284	$2,826,034	$1,077,512	$955,269	-	$762,709	$486,601	$2,264,709	$20,593,948
Exploration expenditures:
Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Camp, field supplies and travel	3,275	6,716	113,771	-	-	-	8,617	1,614	-	17,481	151,474
Exploration and field overhead	495	52,419	680,811	6,606	6,712	4,903	56,497	16,470	7,715	91,960	924,588
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	271	63,287	52,849	-	748	14,485	(606)	531	20,104	104,755	256,424
Property acquisition costs	-	25,175	10,687	-	33,544	14,185	-	-	-	210,759	294,350
Parts and equipment	-	1,322	67,529	-	-	-	-	-	-	-	68,851
Trenching and drilling	(10,657)	1,150	-	-	-	-	4,057	6,167	-	7,893	8,610
Recoveries	(83,770)	(81,411)	-	-	-	(93,928)	-	-	(157,041)	-	(416,150)
	(90,386)	68,658	1,850,771	6,606	41,004	(60,355)	68,565	24,782	(129,222)	432,848	2,213,271
Write-Offs	-	-	(2,291)	-	-	-	-	(24,820)	-	(339,454)	(366,565)

Balance May 31, 2007	$6,302,655	$4,148,447	$3,596,764	$2,832,640	$1,118,516	$894,914	$68,565	$762,671	$357,379	$2,358,103	$22,440,654

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2007 and 2006

(Expressed in Canadian Dollars)

3.

Mineral properties and deferred exploration costs

(a & b) Itetemia and Luhala Project

On January 30, 2007, the Company announced that it had concluded an option agreement for its Luhala and Itetemia Projects with Sloane Developments Ltd., a private United Kingdom-based company.

Under the option agreement, Tanzanian Royalty has granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania. Six of these licenses comprise the 76 square kilometres Luhala Project (all 100%) while the remaining licenses constitute the 46 square kilometres of the Itetemia Project (all 90%).

The exploration component of the option agreement calls for a work commitment of US$1,000,000 within a two-year period of which $400,000 will be expended in the first year and the remaining amount in the second. Further provisions in the agreement call for the completion of a bankable feasibility study, the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary. Tanzanian Royalty will act as operator for the exploration work.  Under the Agreement, Sloane has made a US$100,000 up front payment and must make escalating annual payments totaling US$770,000 over six years, plus annual escalating amounts for each license held in excess of one.  The Company retains the right to escalating net smelter royalties on commercial production that are tied to the price of gold and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

(c) Kigosi Project

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related worksites and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.  The price of the acquisition will be satisfied by the issuance to Ashanti of a total of 180,058 common shares of the Company in two tranches and subject to certain conditions consisting of (i) the issuance and allotment of 160,052 common shares (based upon the weighted average trading price of the common shares over the five trading days preceding the date of execution of the Agreement) issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.  In December 2006, 160,052 common shares had been issued.  As at May 31, 2007, the issuance of 20,006 common shares remains outstanding.

(d & e) Tulawaka and Biharamulu Project

On February 2, 2007, the Company received 125,000 common shares of Northern Mining Explorations Limited (“MDN”) in consideration for extending by one year the date required for MDN to complete a bankable feasibility study and make a production decision on properties under option to MDN.  The value of these shares was recorded as recoveries in the two properties.

4.

Share Capital

(a) Share Capital

	Number	Amount ($)
Balance at August 31, 2006	86,241,075	51,397,278
Issued for cash	66,254	375,000
Issued for subscriptions previously received	110,525	750,000
Issued on exercise of stock options, for cash	75,000	59,250
Issued pursuant to Restricted Stock Unit Plan	32,242	231,494
Issued for mineral property acquisition	160,052	925,124
Balance at May 31, 2007	86,685,148	53,738,146

The 176,779 shares issued for cash and subscriptions previously received were issued to James E. Sinclair, Chairman and CEO of the Company.

(b)

Restricted Stock Unit Plan

As previously approved by shareholders, the Board of Directors implemented the Restricted Stock Unit Plan (the “Plan”) under which employees and directors are compensated for their services to the Company.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the nine months ended May 31, 2007, 7,381 units were forfeited due to the resignation of five employees.  On April 11, 2007, 32,242 units vested.  On April 26, 2007, an additional 63,545 RSUs were granted to directors and 45,927 RSU’s to employees.  As at May 31, 2007, 139,414 units were outstanding, of which 52,344 units are expected to vest on April 26, 2008.  For the nine month period ended May 31, 2007, stock-based compensation expense related to the issue of restricted stock was $274,590   (2006 - nil).

5.

Options Outstanding

On April 30, 2007, 75,000 stock options were exercised.  There are no stock options outstanding as at May 31, 2007.

6.

Related Party Transactions

During the nine months ended May 31, 2007, $141,650 was paid or payable for professional fees paid to a firm related to a director.  Directors’ fees, including cash and RSU were $212,626.

7.

Subsequent Event

On June 22 and 23, 2007 Mr. Sinclair, provided advances to the Company in the amount of US$1,090,000 (C$1,167,051) and on June 27, 2007, an additional US$312,000 (C$333,990) was advanced.  These advances, together with previous advances of $1,617,000, total C$3,118,041 and are to be applied towards Mr. Sinclair’s $3,000,000 private placement with the Company, and an interest free loan of $118,041.

8.

Comparative Figures

Certain of the figures for the 9 months ended May 31, 2007 have been reclassified to conform to the financial statement presentation adopted during the 3 months ended May 31, 2007.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2007

(in Canadian dollars)

The effective date of this MD&A is July 11th, 2007.

Overall Performance

As of May 31, 2007 the Company had working capital of $1,570,304 as compared to $2,838,273 on August 31, 2006.  Deferred Exploration Costs amounted to $22,440,654 which includes $2,213,271 (net) invested this nine month period.

The Company has issued common shares in the amount of $2,340,868 (444,073 shares) in this nine month period.   Of this amount, $750,000 (110,525 shares) was previously received and recorded in share subscription.  $925,124 (160,052 shares) was issued to Ashanti Goldfields Cayman Limited (“Ashanti”) for the repurchase of the Company’s rights to the Kigosi property; $231,494 (32,242 shares) was issued for Restricted Stock Units (“RSUs”) vested during the period; $375,000 (66,254 shares) was issued for cash; and $59,250 (75,000 shares) was issued for stock options exercised.

Selected Financial Information

	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the year ended Aug 31, 2004	As at and for the nine months ended May 31, 2007	As at and for the nine months ended May 31, 2006
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	($4,326,722)	($2,931,063)	($1,616,364)	($2,296,730)	($2,420,945)
Basic and diluted loss per share	($0.05)	($0.04)	($0.02)	($0.027)	($0.028)
Total assets	$24,891,967	$22,257,683	$22,092,373	$25,198,191	$25,033,679
Total long term financial liabilities	$121,739	$175,011	$0	$89,043	$124,513
Cash dividends declared per share	$0	$0	$0	$0	$0

Results of Operations

Net loss for the nine month period ended May 31, 2007 was $2,296,730 compared to $2,420,945 for the comparable period in 2006.  For the three month period ended May 31, 2007 and 2006, the net loss was $697,573 and $1,225,384, respectively.  Due to the Company’s emphasis on its drill program, mainly at Kigosi, the net spending on Mineral Properties and Deferred Exploration Cost increased to $1,406,897 during the nine month period ended May 31, 2007 from $1,186,579 for the same period last year.

The increase in staff required to operate our drill program has caused the Salaries and benefits expense to increase from $482,047 for the nine-month period ended May 31, 2006 to $623,610 for the for the nine-month period ended May 31, 2007.  The corresponding expense during the third quarter was $178,760 and $162,687 for 2007 and 2006, respectively.  The increases were partially offset by a decrease in Consulting and management fees of $29,935 and $21,790, for the three months and nine months ending May 31, 2007, respectively.

Professional fees increased by $27,443 from $183,123 to $210,566 for the first nine months in 2007 over 2006. Professional fees increased from $63,766 during the third quarter of 2006 to $139,882 during the same period of 2007.  The increase is due to accruals for audit fees relating to SOX and year end audit procedures.

The year-to-date Stock-based compensation expense was $91,654.  The third quarter expense was $48,266.  RSU costs awarded to the Directors of the Company, previously expensed as Stock-based compensation expense, have been reclassified to Directors fees. There was no comparable expense for the nine-month period ending on May 31, 2006.

For the nine-month period ended May 31, 2007, Directors fees were $212,626 compared to $84,765 in 2006.  The increase was due to RSUs that vested on April 11, 2007.  The costs relating to the RSUs were $148,935.

For the nine months ended May 31, 2007, Transfer agent and listing fees decreased by $114,104 to $89,069, from $203,173 for the comparable period in 2006.  In 2006, Transfer agent fees were higher than the current period due to costs associated with the 2006 Annual General and Special Meeting; additionally, there was an increase in listing fees as a result of listing additional shares with respect to the RSU Plan and listing fees related to special private placements completed during the 9 months ended May 31, 2006.

During the quarter ended May 31, 2007, New property investigation costs increased by $55,151 to $62,301 from $7,150 for the comparable period in 2006.  The increased expenditure is primarily due to diamond sample analysis.

For the three months ended May 31, 2007 and 2006, the net expenditures on Mineral Properties and Deferred Exploration were $643,961 and $477,221, respectively. $925,124 (160,052 shares) was recorded for the repurchase of the Company’s rights to the Kigosi property during the second quarter of 2007.

Mineral Properties and Deferred Exploration expenditures also include recoveries of $416,150 for the nine months ended May 31, 2007.  Included in the recovery amount is $118,750 worth of Northern Mining Explorations Ltd. (“MDN”) shares (125,000 common shares) which were received in February 2007 as recovery payments for certain properties.  The shares were held as short-term investments as during the second and third quarter of 2007, all of the MDN shares were sold for a profit of $54,723.

Summary of Quarterly Results (unaudited)

	2007 May 31	2006 May 31	2007 Feb. 28	2006 Feb. 28	2006 Nov. 30	2005 Nov. 30	2006 August 31	2005 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($697,573)	($1,225,384)	($970,354)	($792,635)	($628,803)	($402,929)	($1,905,777)	($869,982)
Basic and diluted loss per share	($0.008)	($0.014)	($0.011)	($0.009)	($0.007)	($0.005)	($0.023)	($0.010)

As compared to the net loss of $1,225,384 for the three months ended May 31, 2006, the net loss for the three months ended May 31, 2007 has decreased to $697,573.  The $527,810 decrease in net loss is mainly attributable to the fact that no write offs of mineral property and deferred costs were made during the third quarter of 2007, whereas during the third quarter of 2006, write offs amounted to $494,577.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the nine month period ended May 31, 2007 the Company issued 176,779 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $1,125,000, including $750,000 of subscription receipts previously received.  During the nine months ended May 31, 2007, the Company also received $1,242,000 for share subscriptions from Mr. Sinclair.

As of May 31, 2007 the Company’s working capital position was $1,570,304 as compared to $2,838,273 on August 31, 2006.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at May 31, 2007:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	CDN$24,600	CDN$24,600	Nil	Nil	Nil
Capital Lease	US$117,764	US$33,764	US$79,462	US$4,538	Nil

 (1)

Expires on May 31, 2008

  (2)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$2,204,500	$325,500	$766,000	$785,000	$328,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the "New Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

On February 2, 2007 the Company received 125,000 common shares of Northern Mining Explorations Limited (MDN) in consideration for extending by one year the date required for MDN to complete a bankable feasibility study and make a production decision on properties under option to MDN.  At May 31, 2007 the Company does not hold any MDN shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the three months and nine months ended May 31, 2007, amounts paid or payable by the Company relating to directors’ fees were $157,004 and $212,626 respectively.  The corresponding amounts for 2006 were $26,722 and $55,622.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.   During the nine months ended May 31, 2007 the Company made payments of $141,650 to this legal firm.  The amount is included in Professional fees.

In addition, 176,779 shares were issued to the Company’s Chairman and CEO during the nine months ended May 31, 2007.

Restricted Stock Unit Plan

A Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholder’s at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the nine months ended May 31, 2007, 7,381 units were forfeited due to the resignation of five employees.  On April 11, 2007, 32,242 units vested.  On April 26, 2007, an additional 109,472 RSUs were granted to directors and employees.  As at May 31, 2007, 139,414 units were outstanding, of which 52,344 units are expected to vest on April 26, 2008.  For the nine month period ended May 31, 2007, stock-based compensation expense related to the issue of restricted stock was $91,654   (2006 - nil).

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the May 31, 2007 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 86,685,148 common shares outstanding. During the third quarter, 75,000 stock options were exercised by an outside director for proceeds of $59,250.  At May 31, 2007 there was no director or employee stock options and no share purchase warrants outstanding.

Subsequent Event

On June 22 and 23, 2007 Mr. Sinclair, provided advances to the Company in the amount of US$1,090,000 (C$1,167,051) and on June 27, 2007, an additional US$312,000 (C$333,990) was advanced.  These advances, together with previous advances of $1,617,000, total C$3,118,041 and are to be applied towards Mr. Sinclair’s $3,000,000 private placement with the Company, and an interest free loan of $118,041.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Controls and Procedures

There has been no change in the Company’s internal control over financial reporting during the nine months ended May 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

General

The company signed a Letter of Intent (“LOI”) with a company from the People’s Republic of China (the “PRC company”) to enter into negotiations with a view to concluding a definitive option agreement providing for the exploration, development and production of mineral products from a portfolio of properties held by Tanzanian Royalty in the Republic of Tanzania.  Tanzanian Royalty granted the PRC company an exclusivity period of 150 days to evaluate the properties in question within the context of concluding an option agreement acceptable to both parties.  The LOI is a non-binding proposal with respect to the basis upon which the parties intend to enter into negotiations, and the parties are not legally bound to conclude any transaction in connection with the properties unless and until they sign a binding definitive agreement.

Exploration Summary

Exploration activity during the reporting period was focused primarily on the Company's Kigosi Project where drilling resumed in early March following a three month hiatus.

Kigosi is hosted within the Kigosi-Miyabi greenstone belt near the dominant Kigosi-Haneti litho-tectonic boundary which is seen as an important regional control for gold mineralization. This geological feature has been compared to the Cadillac fault zone in the Abitibi Greenstone Belt of Canada, historically a major gold producing region. The total land area covered under the Kigosi Project Area is approximately 1,000 square kilometres.

One of the more notable achievements during the report period involved the performance of the Company's combination RC and RAB drilling rig. Several production records were broken as Tanzanian and expatriate drill crews continued to optimize the capability of the drill rig.

The Phase Two drill program at Kigosi was completed in late April and a Phase Three program was initiated approximately one month later. Despite a few mechanical problems with the drill rig (dust collection system) the program has been continuing steadily since that time.

On May 30, 2007, the Company announced that it had entered into a Management Services Agreement with Sloane Developments which holds the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses held by Tanzanian Royalty in the Lake Victoria greenstone belt in northern Tanzania. Under the Management Services Agreement, a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef Project.

The majority of the exploration work will consist of Reverse Circulation (RC) and diamond drilling along with limited ground geophysics. In addition, Tanzanian Royalty has agreed to assist with grassroots exploration on other licenses in the agreement subject to the availability of staff and equipment. The Management Services  Agreement includes  an administration fee on pre-defined exploration and related costs covered by the agreement, which is scheduled to run for a one year period.

The previously anticipated second quarter startup for the Company’s Kabanga nickel program was delayed because of the interest expressed by a Peoples Republic of China (PRC) corporate entity in exploring the project area under a formal option agreement. Following a series of preliminary discussions that culminated in high level meetings in Beijing, China the Company met with executives from the PRC corporate entity, granting it an exclusivity period of 150 days to evaluate the properties in question within the context of concluding an option agreement acceptable to both parties.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  July

12

, 2007

“James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

b.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  July

11

, 2007

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer